UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 8 April, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	8th April 2011

AIB - conversion of convertible non-voting shares

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announces that following its announcement of 1st April 2011 confirming completion of the disposal of AIB's 70.36% stake in Bank Zachodni WBK S.A. ("BZWBK") to Banco Santander S.A. and the sale of its 50% stake in BZ WBK AIB Asset Management S.A, AIB has received a conversion notice from the National Pensions Reserve Fund Commission ("NPRFC") requiring AIB to convert into ordinary shares the 10,489,899,564 convertible non-voting shares ("CNV shares") issued to the NPRFC in connection with the December 2010 €3.7 billion (net of expenses) investment by the NPRFC in AIB.

As announced on 23 December 2010, the CNV shares were issued to facilitate the disposal of AIB's interests in BZWBK and the conversion of the CNV shares into ordinary shares on a one-for-one basis will result in the NPRFC increasing its shareholding of ordinary shares from 49.9% to 92.8% of the ordinary shares of AIB, representing 11,366,120,185 ordinary shares.   Following the conversion, AIB will have a total number of 12,245,852,712 ordinary shares in issue.

AIB has today applied to the Irish Stock Exchange ("ISE") to list the new ordinary shares on the Enterprise Securities Market ("ESM") of the ISE and to admit those new ordinary shares to trading on the ESM.  It is expected that such admission will occur at 8.00 a.m. on 13th  April 2011.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  8 April, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.